

## Report of Independent Accountants

To the Management of Pantheon Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Pantheon Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Pantheon Securities, LLC for the year ended December 31, 2020, solely to assist the specified parties in evaluating Pantheon Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Pantheon Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
   a. Payment dated July 1, 2020 in the amount of $5,224.26 was compared to the bank statement for the payment posted July 29, 2020, noting no differences.
   b. Payment in the amount of $5,095.38 was compared to the Wire for Payment ID 7173 dated February 17, 2021, noting no differences.
2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 to the Total revenue amount of $6,879,759 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2020, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. There were no adjustments noted.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $6,879,759 and $10,319.64, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

*PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210*
*T: (617)530-5000, F: (617)530-5001, www.pwc.com/us*



This report is intended solely for the information and use of Management of Pantheon Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

*PricewaterhouseCoopers LLP*

Boston, Massachusetts
February 18, 2021